UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

FBR Capital Markets Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

3024 7C 30 1
(CUSIP Number)

Barry S. Volpert Crestview Partners GP, L.P. 667 Madison Avenue New York, New York 10065 Telephone: (212) 906-0700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Carole Schiffman
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

June 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3024 7C 30 1	13D

1.	NAMES OF REPORTING PERSONS Forest Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,740,552
	8.	SHARED VOTING POWER 0
	9 .	SOLE DISPOSITIVE POWER 8,740,552
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,552
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 3024 7C 30 1	13D

1.	NAMES OF REPORTING PERSONS Crestview Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,740,552
	9 .	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,740,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,552
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 3024 7C 30 1	13D

1.	NAMES OF REPORTING PERSONS Crestview Partners (PF), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,740,552
	9 .	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,740,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,552
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 3024 7C 30 1	13D

1.	NAMES OF REPORTING PERSONS Crestview Holdings (TE), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,740,552
	9 .	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,740,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,552
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 3024 7C 30 1	13D

1.	NAMES OF REPORTING PERSONS Crestview Offshore Holdings (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,740,552
	9 .	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,740,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,552
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 3024 7C 30 1	13D

1.	NAMES OF REPORTING PERSONS Crestview Partners GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,216,734
	9 .	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,216,734
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,216,734
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of FBR Capital Markets Corporation, a Virginia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1001 Nineteenth Street, North Arlington, Virginia 22209.

Item 2.  Identity and Background

The names of the persons filing this statement are Crestview Partners, L.P., Forest Holdings LLC, Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Crestview Offshore Holdings (Cayman), L.P., and Crestview Partners GP, L.P. (collectively, the “Reporting Persons” and each, a “Reporting Person”).  The general partner of Crestview Partners GP, L.P. (“Crestview GP”) is Crestview, L.L.C.  Crestview Partners, L.P., Crestview Offshore Holdings (Cayman), L.P. (the "Cayman Fund"), Crestview Partners (PF), L.P. (the “PF Fund”), and Crestview Holdings (TE), L.P. (the "TE Fund") are each private investment funds.  Crestview GP is the general partner of Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund.  Forest Holdings LLC (“Forest LLC”) is a special purpose investment vehicle.  Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund are 67.4, 16.2, 11.7 and 4.7% members, respectively, in Forest LLC, which is the record owner of 6,274,881 shares of Common Stock and 2,465,671 options. The address of the principal office of each of the Reporting Persons and Crestview, L.L.C. is 667 Madison Avenue, New York, New York 10065.

During the last five years, none of persons identified in this Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On June 16, 2009, Forest LLC purchased 1,000,000 shares of the Issuer’s Common Stock for $4.65 per share in a public offering by the Issuer. The source of funds for such purchase was Forest LLC’s working capital (funds available for investment).

Item 4.  Purpose of Transaction

The Common Stock to which this statement relates was acquired by the Reporting Persons for the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities; and/or (D) encourage (including, without limitation, through their designees on the Issuer's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer's capitalization or dividend policy; (iii) changes to the present board of directors of the Issuer, including changes to the number or term of board members or filling existing vacancies on the board; (iv) changes to the Issuer’s byelaws; and (v) other changes to the Issuer's business or structure.

In addition, the directors of the Issuer who are affiliated with the Reporting Persons may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer’s organizational documents.

Item 5.  Interest in Securities of the Issuer

(a) Amount beneficially owned:

As of June 16, 2009, the Reporting Persons beneficially owned 9,216,734 shares of Common Stock.  Such shares constitute 14.1% of the outstanding shares of Common Stock, based on the representation of the Issuer set forth in its Prospectus Supplement filed with the Securities and Exchange Commission, dated June 16, 2009, that 62,954,473 shares of the Common Stock were outstanding as of June 12, 2009.

Crestview GP is the general partner of Crestview Partners (ERISA), L.P., the sole member of Forest Holdings (ERISA) LLC (“Forest ERISA”).  Crestview GP may be deemed to have beneficial ownership of 6,274,881 shares of the Common Stock and 2,465,671 options to purchase shares of the Common Stock owned of record by Forest LLC and 341,853 shares of Common Stock and 134,329 options to purchase shares of the Common Stock owned of record by Forest ERISA.

Crestview GP is the general partner of Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund.

Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund are 67.4, 16.2, 11.7 and 4.7% members, respectively, in Forest LLC, which is the record owner of 6,274,881 shares of the Common Stock and 2,465,671 options to purchase shares of the Common Stock.

The information contained herein does not reflect the issuance of options to purchase shares of the reported securities to Crestview Advisors, L.L.C., which is not a reporting person. On September 19, 2008, Crestview Advisors, L.L.C. acquired 502,268 options to buy shares of the reported securities at an exercise price of $5.30 per share. The options were granted to Crestview Advisors, L.L.C. in lieu of cash payment for the strategic advisory fee payable to Crestview Advisors, L.L.C. in respect of 2008 (fourth quarter only) and 2009 pursuant to the terms of the Professional Services Agreement between the Issuer and Crestview Advisors, L.L.C.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote

See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition of

See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition of

See item 10 on Cover Pages to this Schedule 13D.

(c) Other than in connection with the purchase on June 16, 2009, the persons identified in Item 2 to this Schedule 13D have not effected transactions in the Common Stock in the past sixty days.

(d)  Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Amended and Restated Voting Agreement entered into as of May 20, 2009, by and among Arlington Asset Investment Corp. (“Arlington”), FBR TRS Holdings, Inc., the Issuer, Forest ERISA, and Forest LLC (the “Amended and Restated Voting Agreement”), Forest ERISA and Forest LLC each have the right, among other things, to designate one representative for election to the board of directors of the Issuer.  Subject to certain conditions, Forest ERISA and Forest LLC also have the right to designate one representative to serve on each of the committees of the Issuer’s board of directors, to the extent permitted by law and the applicable regulations of the NASDAQ (or, if not so permitted, such designee(s) will have certain observation rights).

Pursuant to the Investment Agreement entered into as of July 19, 2006, by and among the Issuer, Forest ERISA, and Forest LLC (the “Investment Agreement”) in connection with the Issuer’s July 2006 private offering, Forest ERISA and Forest LLC have certain preemptive rights, pursuant to which Forest ERISA and Forest LLC have the right to purchase from the Issuer such number of shares as necessary to enable them to maintain their ownership percentage of the Issuer’s outstanding shares.

Pursuant to the Registration Rights Agreement entered into as of July 20, 2006, by and among the Issuer, Forest ERISA, and Forest LLC (the “Registration Rights Agreement”) in connection with the Investment Agreement, Forest ERISA and Forest LLC have certain demand and registration rights for the Issuer’s shares beneficially owned by Forest ERISA and Forest LLC.

Pursuant to the Option Agreements entered into as of July 20, 2006, by and among the Issuer, Forest ERISA, and Forest LLC in connection with the Investment Agreement (the “Option Agreements”), Forest ERISA and Forest LLC have the options to purchase from the Issuer an additional 2,600,000 shares of the Issuer’s Common Stock at an exercise price equal to $17.14 per share, subject to adjustment under certain circumstances.

Pursuant to the Lock-up Agreement entered into as of June 15, 2009, by and among the Issuer, Arlington, FBR TRS Holdings, Inc., the directors and officers of the Issuer, Forest ERISA, and Forest LLC  (the “Lock-up Agreement”), Forest ERISA and Forest LLC’s shares of Common Stock will be subject to lock-up agreements with the underwriters that will restrict the sale of these shares for 45 days, subject to extension in certain circumstances.

The summary contained in this Schedule 13D of certain provisions of the Amended and Restated Voting Agreement, Investment Agreement, Registration Rights Agreement, the Option Agreements, and the Lock-up Agreement (collectively, the “Agreements”) is qualified in its entirety by reference to the respective Agreement.

A copy of each of the Agreements is attached hereto as Exhibits 2, 3, 4, 5, and 6 incorporated herein by reference.

Except for the Agreements as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name
1	Joint Filing Agreement, dated as of June 23, 2009, by and among the Reporting Persons	Filed herewith

2
Amended and Restated Voting Agreement by and among Friedman, Billings, Ramsey Group, Inc. (d/b/a Arlington Asset Investment Corp.), FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings (ERISA) LLC, and Forest Holdings LLC dated as of May 20, 2009
Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 19, 2009 (File No. 001-33518)

3	Investment Agreement by and among Forest Holdings LLC, Forest Holdings (ERISA) LLC, and FBR Capital Markets Corporation dated as of July 19, 2006	Incorporated by reference to Exhibit 10.10 to the S-1 filed by the Company on November 17, 2006 (File No. 333-138824)

4	Registration Rights Agreement by and among FBR Capital Markets Corporation, Forest Holdings (ERISA) LLC and Forest Holdings LLC	Incorporated by reference to Exhibit 4.3 to the S-1 filed by the Company on November 17, 2006 (File No. 333-138824)

5	Option to Purchase Shares of Common Stock of FBR Capital Markets Corporation, entered into between FBR Capital Markets Corporation and Forest Holdings LLC, dated as of July 20, 2006	Incorporated by reference to Exhibit 10.11 to the S-1 filed by the Company on November 17, 2006 (File No. 333-138824)

6	Option to Purchase Shares of Common Stock of FBR Capital Markets Corporation, entered into between FBR Capital Markets Corporation and Forest Holdings (ERISA) LLC, dated as of July 20, 2006	Incorporated by reference to Exhibit 10.12 to the S-1 filed by the Company on November 17, 2006 (File No. 333-138824)

7
Lock-up Agreement by and among FBR Capital Markets Corporation, Friedman, Billings, Ramsey Group, Inc. (d/b/a Arlington Asset Investment Corp.), FBR TRS Holdings, current directors and officers of FBR Capital Markets Corporation, Forest Holdings LLC,  and Forest Holdings (ERISA) LLC, dated as of June 15, 2009
Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 23, 2009

Forest Holdings LLC

By:	Crestview Partners, L.P., as Member
By: Crestview Partners GP, L.P., as General Partner
By: Crestview, L.L.C., as General Partner

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Offshore Holdings (Cayman), L.P.

By:	Crestview Partners GP, L.P., as General Partner
By: Crestview, L.L.C., as General Partner

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert

Crestview Partners GP, L.P.

By:	Crestview, L.L.C., as General Partner

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert